SECURI 15027431 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED AUG 2 8 2015 Washington D.C. 189

SEC FILE NUMBER
8- 30534

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2014 (MM/DD/YY) AND ENDING June 30, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M. Duncan Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 North University, Suite 101
(No. and Street)

Little Rock, AR 72205
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bob Randolph 501-280-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle, Nathan Talmadge
(Name – *if individual, state last, first, middle name*)

14220 Park Row, Ste. 831 Houston TX 77084
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall M. Duncan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M. Duncan Securities, Inc., as of June 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

ROY F. SCHICHTL
Notary Public-Arkansas
Faulkner County
My Commission Expires 0?-03-2?
Commission # 123?205?

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nathan T. Tuttle, CPA

1800 Rivercrest Drive, Suite 720
Sugar Land, Texas 77478

Phone: (713) 256-1084
Fax: (832) 426-5786

INDEPENDENT AUDITOR'S REPORT

To the Shareholder
R.M. Duncan Securities, Inc.
Little Rock, Arkansas

Report on the Consolidated Financial Statements

I have audited the accompanying statements of financial condition of R.M. Duncan Securities, Inc. (the "Company") as of June 30, 2015 and 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on the audit. I conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.M. Duncan Securities, Inc. as of June 30, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

The audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary contained in supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Houston, TX
August 15, 2015

Nathan Tuttle

Nathan T Tuttle, CPA

R.M. Duncan Securities, Inc.

Financial Statements

Statement of Financial Condition

As of and for the Year-Ended June 30, 2015 and 2014

ASSETS

ASSETS	2015	2014
CASH	5,073	$ 1,694
RECEIVABLES - BROKERS AND OTHER COMMISSIONS	15,000	8,000
- RELATED PARTY	1,000	82,500
Employeee Advances	100	-
SECURITIES OWNED	5,459	45,356
CLEARING DEPOSIT	30,770	30,797
FURNITURE AND FIXTURES, AT COST,		
LESS ACCUMULATED DEPRECIATION		
2014 $21,807; 2015 $21,807		-
SECURED DEMAND NOTES	100,000	100,000
TOTAL ASSETS	$ 157,401	$ 268,347

LIABILITIES AND STOCKHOLDER'S EQUITY

	2015	2014
LIABILITIES		
ACCOUNTS PAYABLE	1,010	7,725
ACCRUED SALARIES AND PAYROLL TAXES	324	852
ACCRUED INTEREST PAYABLE - RELATED PARTY	1,333	2,671
PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE	955	44,002
TOTAL LIABILITIES	3,622	55,250
COMMITMENTS AND CONTINGENCIES AND GUARANTEES		
SUBORDINATED BORROWINGS	100,000	100,000
STOCKHOLDER'S EQUITY		
COMMON STOCK, NO PAR VALUE, 1,000		
SHARES AUTHORIZED, 100 SHARES		
ISSUED AND OUTSTANDING	6,000	6,000
ADDITIONAL PAID-IN CAPITAL	284,750	151,750
RETAINED DEFICIT	(236,971)	(44,653)
TOTAL STOCKHOLDER'S EQUITY	53,779	113,097
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 157,401	$ 268,347

The accompanying notes are an integral part of these financial statements.

R.M. Duncan Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended June 30, 2015

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. BUSINESS ENTITY - R.M. DUNCAN SECURITIES, INC. (THE COMPANY) IS A REGISTERED BROKER-DEALER WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY'S ACTIVITIES INCLUDE DIRECT PARTICIPATION PROGRAMS, PRIVATE PLACEMENTS, RETAILING OF CORPORATE SECURITIES OVER-THE-COUNTER, BROKERING OF U.S. GOVERNMENT SECURITIES, SOLICITING OF INSTITUTIONS AND RETAIL CLIENTS, AND WRITING OF PUTS AND CALLS AS A BROKER. THE COMPANY'S SECURITIES TRANSACTIONS ARE EXECUTED AND CUSTOMER ACCOUNTS ARE CARRIED ON A FULLY DISCLOSED BASIS WITH SOUTHWEST SECURITIES INCORPORATED.

b. CASH AND CASH EQUIVALENTS - FOR THE PURPOSES OF THE STATEMENT OF CASH FLOWS, THE COMPANY CONSIDERS ALL CERTIFICATES OF DEPOSIT AND ALL LIQUID CASH INVESTMENTS WITH ORIGINAL MATURITIES OF LESS THAN THREE MONTHS TO BE CASH EQUIVALENTS.

c. SECURITIES TRANSACTIONS - PROPRIETARY SECURITIES TRANSACTIONS IN REGULAR WAY TRADES ARE RECORDED ON THE TRADE DATE, AS IF THEY HAD SETTLED. PROFIT AND LOSS ARISING FROM ALL SECURITIES TRANSACTIONS ENTERED INTO FOR THE ACCOUNT AND RISK OF THE COMPANY ARE RECORDED ON A TRADE DATE BASIS. CUSTOMERS' SECURITIES TRANSACTIONS AND THE RELATED COMMISSION INCOME AND EXPENSES ARE REPORTED ON A TRADE DATE BASIS.

MARKETABLE SECURITIES ARE VALUED AT MARKET VALUE, AND SECURITIES NOT READILY MARKETABLE ARE VALUED AT FAIR VALUE AS DETERMINED BY MANAGEMENT.

d. FURNITURE AND FIXTURES - FURNITURE AND FIXTURES ARE STATED AT COST. DEPRECIATION IS PROVIDED USING THE STRAIGHT - LINE METHOD OVER THE ESTIMATED USEFUL LIVES OF THE ASSETS.

e. INCOME TAXES - THE COMPANY, WITH THE CONSENT OF ITS STOCKHOLDER, HAS ELECTED UNDER THE INTERNAL REVENUE CODE AND THE ARKANSAS STATE INCOME TAX LAWS TO BE AN S CORPORATION. IN LIEU OF CORPORATION INCOME TAXES, THE STOCKHOLDER OF AN S CORPORATION IS TAXED ON HIS/HER PROPORTIONATE SHARE OF THE COMPANY'S TAXABLE INCOME. THEREFORE, NO PROVISION OR LIABILITY FOR FEDERAL OR STATE INCOME TAXES HAS BEEN INCLUDED IN THE FINANCIAL STATEMENTS.

THE FEDERAL INCOME TAX RETURNS OF THE COMPANY FOR 2014, 2013, AND 2012 ARE SUBJECT TO EXAMINATION BY THE IRS, GENERALLY FOR THREE YEARS AFTER THEY WERE FILED.

f. ACCOUNTS RECEIVABLE - UNCOLLECTIBLE ACCOUNTS RECEIVABLE ARE CHARGED DIRECTLY AGAINST EARNINGS WHEN THEY ARE DETERMINED TO BE UNCOLLECTIBLE. USE OF THIS METHOD DOES NOT RESULT IN A MATERIAL DIFFERENCE FROM THE VALUATION METHOD REQUIRED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.

g. CLEARING DEPOSIT - THE COMPANY HAS PLACED A $30,000 CLEARING DEPOSIT WITH SOUTHWEST SECURITIES INCORPORATED WHICH IS FULLY REFUNDABLE TO THE COMPANY SHOULD IT CLOSE THE CLEARING ACCOUNT.

h. USE OF ESTIMATES - THE PREPARATION OF FINANCIAL STATEMENTS IN CONFORMITY WITH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES REQUIRES MANAGEMENT TO MAKE ESTIMATES AND ASSUMPTIONS THAT AFFECT THE REPORTED AMOUNTS OF ASSETS AND LIABILITIES AND DISCLOSURE OF CONTINGENT ASSETS AND LIABILITIES AT THE DATE OF THE FINANCIAL STATEMENTS AND THE REPORTED AMOUNTS OF REVENUES AND EXPENSES DURING THE REPORTING PERIOD. ACTUAL RESULTS COULD DIFFER FROM THOSE ESTIMATES.

i. CONCENTRATIONS OF CREDIT RISK - FINANCIAL INSTRUMENTS THAT POTENTIALLY EXPOSE THE ORGANIZATION TO CONCENTRATIONS OF CREDIT RISK ARE CASH EQUIVALENTS. CASH EQUIVALENTS ARE MAINTAINED AT HIGH-QUALITY FINANCIAL INSTITUTIONS AND CREDIT EXPOSURE IS LIMITED TO ANY ONE INSTITUTION. THE ORGANIZATION HAS NOT EXPERIENCED ANY LOSSES ON ITS CASH EQUIVALENTS. THE COMPANY IS ENGAGED IN VARIOUS TRADING AND BROKERAGE ACTIVITIES IN WHICH COUNTERPARTIES PRIMARILY INCLUDE BROKER-DEALERS, BANKS, AND OTHER FINANCIAL INSTITUTIONS. IN THE EVENT COUNTERPARTIES DO NOT FULFILL THEIR OBLIGATIONS, THE COMPANY MAY BE EXPOSED TO RISK. THE RISK OF DEFAULT DEPENDS ON THE CREDITWORTHINESS OF THE COUNTERPARTY OR ISSUER OF THE INSTRUMENT. IT IS THE COMPANY'S POLICY TO REVIEW, AS NECESSARY, THE CREDIT STANDING OF EACH COUNTERPARTY.

j. RECLASSIFICATION - CERTAIN 2015 AMOUNTS HAVE BEEN RECLASSIFIED TO CONFORM TO THE 2014 PRESENTATION.

2. RECEIVABLES FROM AND PAYABLES TO BROKER AND CLEARING HOUSE

AMOUNTS RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING HOUSE AT JUNE 30, 2015 AND 2014 CONSIST OF THE FOLLOWING:

	RECEIVABLE	PAYABLE
AT JUNE 30, 2015:		
PAYABLE TO CLEARING HOUSE	$ -	$ -
RECEIVABLE FROM CLEARING HOUSE	-	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	805
TOTALS	$ -	$ 805
AT JUNE 30, 2014:		
PAYABLE TO CLEARING HOUSE	$ -	$ 8,589
RECEIVABLE FROM CLEARING HOUSE	8,000	-
FEES COMMISSIONS RECEIVABLE/PAYABLE	-	35,413
TOTALS	$ 8,000	$ 44,002

THE COMPANY CLEARS CERTAIN OF ITS PROPRIETARY AND CUSTOMER TRANSACTIONS THROUGH ANOTHER BROKER-DEALER ON A FULLY DISCLOSED BASIS. THE AMOUNT PAYABLE TO THE CLEARING HOUSE RELATES TO THE AFOREMENTIONED TRANSACTIONS AND IS COLLATERALIZED BY SECURITIES OWNED BY THE COMPANY.

3. SECURITIES OWNED

FAIR VALUE MEASUREMENT

FASB ASC 820 DEFINES FAIR VALUE, ESTABLISHES A FRAMEWORK FOR MEASURING FAIR VALUE, AND ESTABLISHES A FAIR VALUE HIERARCHY WHICH PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES. FAIR VALUE IS THE PRICE THAT WOULD BE RECEIVED TO SELL AN ASSET OR PAID TO TRANSFER A LIABILITY IN AN ORDERLY TRANSACTION BETWEEN MARKET PARTICIPANTS AT THE MEASUREMENT DATE. A FAIR VALUE MEASUREMENT ASSUMES THAT THE TRANSACTION TO

SELL THE ASSET OR TRANSFER THE LIABILITY OCCURS IN THE PRINCIPAL MARKET FOR THE ASSET OR LIABILITY OR, IN THE ABSENCE OF A PRINCIPAL MARKET, THE MOST ADVANTAGEOUS MARKET. VALUATION TECHNIQUES THAT ARE CONSISTENT WITH THE MARKET, INCOME OR COST APPROACH, AS SPECIFIED BY FASB ASC 820, ARE USED TO MEASURE FAIR VALUE.

THE FAIR VALUE HIERARCHY PRIORITIZES THE INPUTS TO VALUATION TECHNIQUES USED TO MEASURE FAIR VALUE INTO THREE BROAD LEVELS:

LEVEL 1 INPUTS ARE QUOTED PRICES (UNADJUSTED) IN ACTIVE MARKETS FOR IDENTICAL ASSETS OR LIABILITIES THE COMPANY HAS THE ABILITY TO ACCESS.

LEVEL 2 INPUTS ARE INPUTS (OTHER THAN QUOTED PRICES INCLUDED WITHIN LEVEL 1) THAT ARE OBSERVABLE FOR THE ASSET OR LIABILITY, EITHER DIRECTLY OR INDIRECTLY.

LEVEL 3 ARE UNOBSERVABLE INPUTS FOR THE ASSET OR LIABILITY AND RELY ON MANAGEMENT'S OWN ASSUMPTIONS ABOUT THE ASSUMPTIONS THAT MARKET PARTICIPANTS WOULD USE IN PRICING THE ASSET OR LIABILITY. (THE UNOBSERVABLE INPUTS SHOULD BE DEVELOPED BASED ON THE BEST INFORMATION AVAILABLE IN THE CIRCUMSTANCES AND MAY INCLUDE THE COMPANY'S OWN DATA.)

THE FOLLOWING TABLE PRESENTS THE COMPANY'S FAIR VALUE HIERARCHY FOR THOSE ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS AS OF JUNE 30, 2015 AND 2014. THE INPUTS USED FOR LEVEL 2 VALUATION REPRESENTED BIDS FROM A BROKER / DEALER TO PURCHASE THE ASSET AT A STATED PRICE.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2015

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTRUMENTS OWNED				
CORPORATE BONDS	$ -	$ -	$ -	$ -
MUNICIPAL BONDS	-	-	-	-
EQUITIES	5,459	-	-	5,459
TOTALS	$ 5,459	$ -	$ -	$ 5,459

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
AS OF JUNE 30, 2014

	LEVEL 1	LEVEL 2	LEVEL 3	TOTAL
ASSETS				
FINANCIAL INSTRUMENTS OWNED				
CORPORATE BONDS	$ -	$ -	$ -	$ -
MUNICIPAL BONDS	10,337	-	-	10,337
EQUITIES	35,019	-	-	35,019
TOTALS	$ 45,356	$ -	$ -	$ 45,356

4. SUBORDINATED BORROWINGS

THE BORROWINGS UNDER SUBORDINATION AGREEMENTS CONSISTED OF THE FOLLOWING:

	2015	2014
4.00% NOTE PAYABLE TO THE SHAREHOLDER, PAYABLE IN ANNUAL INSTALLMENTS OF INTEREST, SECURED BY PLEDGED STOCK AS DEFINED IN THE COLLATERAL AGREEMENT, DUE IN OCTOBER 2015.	$ 100,000	$ 100,000

AGGREGATE MATURITIES OF SUBORDINATED BORROWINGS ARE AS FOLLOWS:

FOR THE YEAR ENDED JUNE 30, 2016	$ 100,000
	$ 100,000

THE SUBORDINATED BORROWINGS ARE WITH RELATED PARTIES AND ARE AVAILABLE IN COMPUTING NET CAPITAL UNDER THE SEC'S UNIFORM NET CAPITAL RULE. TO THE EXTENT THAT SUCH BORROWINGS ARE REQUIRED FOR THE COMPANY'S CONTINUED COMPLIANCE WITH MINIMUM NET CAPITAL REQUIREMENTS, THEY MAY NOT BE REPAID.

THE FAIR MARKET VALUE OF THE SUBORDINATED BORROWINGS IS $202,206 AND $368,382 AT JUNE 30, 2015 AND 2014, RESPECTFULLY.

5. NET CAPITAL REQUIREMENT

THE COMPANY IS REQUIRED TO MAINTAIN MINIMUM NET CAPITAL AS DEFINED UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 AND RELATED REGULATIONS. THE COMPANY USES THE AGGREGATE INDEBTEDNESS METHOD WHICH REQUIRES A BROKER-DEALER TO MAINTAIN MINIMUM NET CAPITAL OF 6-2/3% OF AGGREGATE INDEBTEDNESS OR $100,000, WHICHEVER IS GREATER, AND ALSO REQUIRES THAT THE RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

NOT EXCEED 15 TO 1. NET CAPITAL (AS DEFINED) AT JUNE 30, 2015 AND 2014 WAS $150,609 AND $121,713, RESPECTIVELY, AND THE COMPANY'S AGGREGATE INDEBTEDNESS TO NET CAPITAL RATIO WAS .017 TO 1 AND .62 TO 1, RESPECTIVELY.

6. RELATED PARTY TRANSACTIONS

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS GENERAL PARTNER OF EMINENCE INVESTORS, LLLP. THE COMPANY EARNED GROSS COMMISSIONS OF $2,712 AND $967 IN 2015 AND 2014, RESPECTIVELY, ON TRADES EXECUTED FOR THIS PARTNERSHIP.

THE COMPANY RENTED OFFICE SPACE FROM THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. THE COMPANY PAID $26,504 AND $24,296 IN 2015 AND 2014, RESPECTIVELY, FOR RENT TO THIS SHAREHOLDER.

THE COMPANY EARNED GROSS COMMISSIONS OF $10,853 AND $10,395 IN 2015 AND 2014, RESPECTIVELY, ON TRADES EXECUTED FOR RELATIVES OF OFFICERS OF THE CORPORATION AND OTHER RELATED ENTITIES.

THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS GENERAL PARTNER OF STUART STREET INVESTORS I, LIMITED PARTNERSHIP. THE COMPANY RECEIVED COMMISSIONS OF APPROXIMATELY $283,000 AND $81,500 DURING THE YEARS ENDED JUNE 30, 2015 AND 2014, RESPECTIVIELY, FOR THE PRIVATE PLACEMENT OF THE LIMITED PARTNERSHIP. LIKEWISE, THE PRESIDENT / SHAREHOLDER OF R.M. DUNCAN SECURITIES, INC. SERVES AS GENERAL PARTNER FOR JACKSON STREET INVESTORS, LIMITED PARTNERSHIP. THE COMPANY RECEIVED COMMISSION OF APPROXIMATELY $100,000 DURING THE YEAR ENDED JUNE 30, 2015 FOR THE PRIVATE PLACEMENT OF THE LIMITED PARTNERSHIP.

7. COMMITMENTS

THE TOTAL RENT EXPENSE FOR THE YEARS ENDED JUNE 30, 2015 AND 2014, WAS $26,504 AND $24,296, RESPECTIVELY. THE RENTAL AGREEMENT RUNS FROM YEAR TO YEAR EXPIRING IN MAY.

THE FOLLOWING IS A SCHEDULE OF FUTURE MINIMUM RENTAL PAYMENTS UNDER NON-CANCELABLE OPERATING LEASES AS OF JUNE 30, 2015:

JUNE 30, 2016	$ 24,296
	$ 24,296

8. MAJOR CUSTOMER

REVENUE FROM FOUR CUSTOMERS APPROXIMATED $836,101 OR 88% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2015. LIKEWISE, TWO CUSTOMERS APPROXIMATED $541,558 OR 48% OF TOTAL REVENUES FOR THE YEAR ENDED JUNE 30, 2014.

9. CONTINGENCIES & UNCERTANTIES

DURING 2014 THE COMPANY WAS NOTIFIED BY THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) THROUGH THE SUBMISSION OF AN UNEXECUTED LETTER OF ACCEPTANCE, WAIVER AND CONSENT (AWC) FOR THE RESOLUTION OF CHARGES CURRENTLY UNDER CONSIDERATION BY FINRA'S DEPARTMENT OF MARKET REGULATION. THIS LETTER IMPOSES FINES TOTALING

$150,000 AND RESTITUTION IN THE AMOUNT OF $64,933.21. IT IS THE COMPANY'S CONTENTION THAT THE ACCUSATIONS ARE UNSUBSTANTIATED AND WITHOUT MERIT. IN ADDITION, THE COMPANY INTENDS TO TAKE THE MATTER TO A HEARING AND VIGOROUSLY DEFEND ITS POSITION. IT IS COMPANY'S OPINION THAT THEY WILL PREVAIL AND FINES AND RESTITUTION WILL NOT BE IMPOSED.

10. SUBSEQUENT EVENT

THE COMPANY EVALUATED THE EVENTS AND TRANSACTIONS SUBSEQUENT TO ITS JUNE 30, 2015 BALANCE SHEET DATE IN ACCORDANCE WITH FASB ASC 855-10-50 AND DETERMINED THAT THERE WERE NO SIGNIFICANT EVENTS TO REPORT THROUGH AUGUST 26, 2015 WHICH IS THE DATE THE COMPANY'S FINANCIAL STATEMENTS WERE AVAILABLE FOR ISSUE.